EXHIBIT 3
                                                                       ---------



MANAGEMENT'S DISCUSSION & ANAYLSIS

The following discussion of financial condition and results of operations was prepared as of February 18, 2004 and should be read in conjunction with the Consolidated Financial Statements and Notes thereto. It offers Management's analysis of our financial and operating results and contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "estimate", "expect", "potential", "could" or similar words suggesting future outcomes. We caution readers to not place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by Western.

By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include, but are not limited to, the following: market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors. For additional information relating to risk factors please refer to the discussion on page 34 entitled Risk and Success Factors Relating to Oil Sands. Additional Information relating to Western, including Western's 2003 Annual Information Form, is available at www.sedar.com.

OVERVIEW

Interest in non-conventional resources including the oil sands has been growing, particularly with the continued decline in conventional crude oil reserves and production. The investment community, governments and other stakeholders increasingly recognize the important role oil sands will play in the future of the energy industry and of our economy. Canada's reserve base is now ranked second largest in the world 1- after Saudi Arabia - due to the recognition of the magnitude of undeveloped oil sands reserves in the Athabasca region of northeastern Alberta.

Western Oil Sands Inc. is a Canadian oil sands corporation that holds a 20 per cent undivided ownership interest in a multi-billion dollar Joint Venture that is exploiting the recoverable bitumen reserves and resources found in oil sands deposits in the Athabasca region of Alberta, Canada. Shell Canada Limited ("Shell") and Chevron Canada Limited ("ChevronTexaco") hold the remaining 60 per cent and 20 per cent undivided ownership interests in the Joint Venture, respectively. The Athabasca Oil Sands Project (the "AOSP" or the "Project"), which includes facilities owned by the Joint Venture and third parties, uses established processes to mine oil sands deposits, extract, and upgrade the bitumen into synthetic crude oil and vacuum gas oil. Currently, apart from our interest in the Project, we have no other material assets nor do we have any other ongoing operations. Western is, however, actively pursuing other oil sands and related business opportunities.

The Joint Venture is currently developing and producing from the western portion of Lease 13, a large oil sands lease in the Athabasca region held by the Joint Venture. Once bitumen has been extracted at the Mine it is shipped through the Corridor Pipeline to the Scotford Upgrader where it is processed and combined with feedstock, and at design capacity will produce approximately 190,000 barrels per day (38,000 barrels per day net to Western) of vacuum gas oil and synthetic crude oil. The western portion of Lease 13 contains approximately 1.6 billion barrels of proved and probable reserves and is sufficient for 27 years of non-declining bitumen production at a rate of 155,000 barrels per day (31,000 barrels per day net to Western). De-bottlenecking activities being initiated in 2004 are expected to further increase production capacity at the Muskeg River Mine ("MRM" or the "Mine") to 180,000 barrels per day over the next two years.

Western is entitled to participate in future expansion opportunities, including the undeveloped eastern portion of Lease 13 and three other nearby oil sands leases owned by Shell, referred to as Leases 88, 89 and 90. We have commenced work on permitting the expansion of our existing operations at the Muskeg River Mine. Once approvals for the MRM Expansion are received, we expect to move ahead with the project development phase, which will include feasibility studies and continued community dialogue. Western anticipates that the MRM Expansion may increase the productive capacity of our existing facilities by up to 50 per cent. In addition, we recently received conditional approval from the joint review panel established by the Alberta Energy and Utilities Board and the Government of Canada to develop the eastern portion of Lease 13, known as the Jackpine Mine - Phase 1. The application is subject to certain conditions and must now be approved by the Cabinets of both the Provincial and Federal governments. This expansion project has the potential to add 200,000 barrels per day (40,000 barrels per day net to Western) of bitumen production. Phase 2 of the Jackpine Mine Expansion could contribute a further 100,000 barrels per day (20,000 barrels per day net to Western). The timing and details of any expansion will be subject to the outcome of future evaluations of economics, market needs, regulatory requirements and to sustainable development considerations.

2003 HIGHLIGHTS

o In 2003, following three years of construction, the Project moved into its operational phase.

o Fully integrated operations between the Muskeg River Mine site and the Scotford Upgrader were achieved on April 19, 2003.

o Western's threshold for commercial bitumen production from the Project of 77,500 barrels per day (15,000 barrels per day net to Western) was exceeded on June 1. Production ramped up over the next seven months of 2003 to average approximately 118,000 barrels per day (23,600 barrels per day net to Western).



WESTERN OIL SANDS  - MD&A               1

o Western successfully established itself as an independent full-service marketer of crude oil.

o Market acceptance for the AOSP's two new synthetic crude products - Premium Albian Synthetic (PAS) and Albian Heavy Synthetic (AHS) was strong and as the Project nears full capacity on a sustained basis, we will manage the mix of our synthetic crude oil products.

o The financial impact on Western of the increase in WTI pricing, to which our products are benchmarked, has been tempered by a strengthened Canadian/US dollar exchange rate.

o Western established a $240 million Revolving Credit Facility, replacing the existing $110 million Revolving Facility and repaying $88 million in Convertible Notes. We also raised $50.2 million in equity.

o Western filed claims totaling $200 million against our Cost Overrun and Project Delay Insurance Policy and subsequently initiated arbitration proceedings to resolve the outstanding claims.

o Western has recovered $9.7 million on insurance claims during the year for costs to repair fire and freeze damages under the Project's Joint Venture construction insurance policies.

o With the commencement of operations, Western established ongoing insurance policies including US$500 million of Property and Business Interruption Insurance and US$100 million of Liability Insurance.

o Preliminary approval has been received for the first phase of the Jackpine Mine Expansion situated on the eastern portion of Lease 13. This expansion has the potential to add up to 200,000 barrels per day of incremental production (40,000 barrels per day net to Western).

o Western's share of proved plus probable reserves at December 31, 2003, totaled 311 million barrels. Total remaining resources for the AOSP, including adjoining leases for potential expansion, are 8.7 billion barrels of which Western's share is 1.7 billion barrels.

o The Project's safety performance record, environmental protection and stakeholder relations, were major successes and are seen as key to sustainable development.

Financial results for the year ended December 31, 2003 include operating revenues and expenses from June 1, 2003, the date Western commenced commercial production.

                                                                         2003          2002           2001
-----------------------------------------------------------------------------------------------------------
OPERATING DATA (bbls/d)
     Bitumen Production                                                23,596            --             --
     Synthetic Crude Sales                                             32,207            --             --
-----------------------------------------------------------------------------------------------------------
FINANCIAL DATA ($ thousands, except as indicated)
     Revenues                                                         281,093            --             --
     Realized Crude Oil Sales Price - Oil Sands ($/bbl) (1)(2)          32.81            --             --
     Cash Flow from Operations (3)                                      5,803        (8,603)        (6,845)
     Cash Flow per Share - Basic ($/Share) (1)(4)                        0.12         (0.18)         (0.17)
     Net Earnings (Loss) Attributable to
        Common Shareholders (7)                                        15,003       (10,286)        (7,015)
     Net Earnings (Loss) per Share ($/Share)
        Basic                                                            0.30         (0.21)         (0.17)
        Diluted                                                          0.29         (0.21)         (0.17)
     EBITDA (1)(5)                                                     47,337        (5,698)        (5,310)
     EBITDA ($/bbl) (1)(6)                                               9.37            --             --
     Net Capital Expenditures                                         148,473       527,541        433,604
     Total Assets                                                   1,458,424     1,359,638        854,394
     Long-Term Liabilities                                            921,910       827,133        368,306
     Weighted Average Shares Outstanding - Basic (Shares)          50,344,332    48,330,320     41,404,904
-----------------------------------------------------------------------------------------------------------

(1)  PLEASE REFER TO PAGE 38 FOR A DISCUSSION OF NON-GAAP FINANCIAL MEASURES.

(2) THE REALIZED CRUDE OIL SALES PRICE IS THE REVENUE DERIVED FROM THE SALE OF WESTERN'S SHARE OF THE PROJECT'S SYNTHETIC CRUDE OIL DIVIDED BY THE CORRESPONDING VOLUME. PLEASE REFER TO PAGE 21 FOR CALCULATION.

(3) CASH FLOW FROM OPERATIONS IS EXPRESSED BEFORE CHANGES IN NON-CASH WORKING CAPITAL.

(4) CASH FLOW PER SHARE IS CALCULATED AS CASH FLOW FROM OPERATIONS DIVIDED BY WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC.


WESTERN OIL SANDS  - MD&A               2

(5) EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, DEPLETION, AMORTIZATION AND FOREIGN EXCHANGE AS CALCULATED ON PAGE 26.

(6)  EBITDA ($/BBL) IS EBITDA DIVIDED BY TOTAL BITUMEN PRODUCTION FOR THE YEAR.

(7) WESTERN HAS NOT PAID CASH DIVIDENDS IN ANY OF THE ABOVE REFERENCED FISCAL YEARS.


OPERATING RESULTS

On June 1, 2003, Western commenced commercial operations, which was defined by management as attaining 50 per cent of the Project's production design capacity of 155,000 barrels per day, with all aspects of the facilities fully operational. Accordingly, Western has recorded revenues and expenses for our share of operations from the Project beginning on that date. Prior to June 1, 2003 all revenues, operating costs and interest were capitalized as part of the costs of the Project, and no depreciation, depletion or amortization were expensed. Comparisons to prior year, pre-operating information are provided in the following discussion where appropriate.

PRODUCTION

In 2003, the Project successfully ramped up production to an average rate of 130,000 barrels per day in the fourth quarter. As expected, we encountered various operational challenges associated with start-up throughout the year; however, each challenge became an opportunity for learning and improving the performance of the systems, equipment and operational teams.

The year began with great anticipation following three intense years of construction and commissioning. On December 29, 2002, operations began at the Muskeg River Mine when Train 1, the first of two extraction units, officially started producing bitumen for transportation through the Corridor Pipeline system to the Scotford Upgrader at Fort Saskatchewan. The production process at the Mine includes the following stages:

o Ore is mined with electric shovels which load the sand/bitumen mixture into 400-ton haul trucks for transport to one of two primary roll crushers. The mixture is then taken by a conveyor system to rotary breakers that further reduce the particle size. Warm water is introduced, waste rock is rejected and the resulting slurry is pumped to the Extraction Plant.

o At the Extraction Plant the bitumen is separated from much of the sand, clay and other materials. The extraction process adds air to the pumped slurry, which is then discharged into two primary separation vessels where the bitumen attaches to air bubbles and rises to the top forming a froth. A steam stripper removes the air bubbles and the bitumen flows to two large froth storage tanks.

o In the final stage, called froth treatment, a solvent is added that separates out the remaining solids, water and heavy asphaltenes, leaving clean diluted bitumen.

On January 6, 2003, we experienced a fire in the froth cleaning circuit at the Mine resulting in damage to electrical and control cables, instrumentation and insulation. Severe weather conditions caused broader freeze damage and impeded progress in making repairs. Operations recommenced on April 4 at the Mine and on April 19 fully integrated operations were achieved when the Scotford Upgrader started receiving and processing bitumen from the Mine. Ramp-up of oil sands throughput and bitumen production has continued uninterrupted and with steady progress and increasing volumes throughout the year.

Mining and extraction processes were initiated successfully given the variables expected in this type of operation. The Mine was able to achieve a ramp-up of throughput and production approaching design levels by year-end, with production of bitumen averaging approximately 130,000 barrels per day in the fourth quarter. Issues such as ore variability, equipment reliability and robustness, flow velocities, wear, and measurement and control were encountered; these issues are normal to mine and extraction plant start-ups and are being addressed and resolved systematically.

By the fourth quarter, the Project was operating at 84 per cent of design capacity. This is very close to the original feasibility study ramp-up curve for production at the Mine that was considered by many to be aggressive, and is substantially better than what is typical for plants of this nature where step-out technology2 has been incorporated. Management believes that this also represents the best start-up performance for large scale projects that the mineable oil sands industry has experienced to date, a credit to the entire team involved in the project.

Other challenges encountered at the Muskeg River Mine were not unusual for mining operations in northern Alberta, where temperatures typically range from +40(degree)C to -50(degree)C. In 2003, the Mine and Extraction Plant experienced no lost time for weather related events which confirms the robustness of our plant and equipment and provides the confidence needed to de-bottleneck and expand these operations in the earliest time frame. In the early part of 2004, however, operations were severely tested with lower than normal temperatures, and this experience gives us confidence that continued improvements can be achieved in terms of increased production and reduced costs. Operators must learn to work within these extremes, given the physical limitations of the mining equipment, the nature of the ore, and the ground conditions of the ore body, to optimize production levels and cost. At the Muskeg River Mine we are nearing the top of this learning curve; we have had considerable success but some challenges may remain for future seasonal cycles.

The Upgrader is among the largest of its type in the world and experienced a world class start-up with production capacity and conversion rates moving consistently towards design targets. Hydro-conversion and integrated hydro-treating technologies performed exceptionally well, meeting design levels and enabling the production of high quality on-spec vacuum gas oil and synthetic crude oil. Management's evaluation of


WESTERN OIL SANDS  - MD&A               3
the Solomon Survey of upgraders of similar size and complexity indicates that this unit already ranks among the "best-in-class" but additional improvements are possible as we address deficiencies and gain more operating experience and familiarity with the plant. Currently, the primary areas of focus for the Upgrader management are hydrocarbon management processes that are targeting higher conversion levels, and various other initiatives to increase profitability through improved energy efficiency and reliability, increased production rates and lower operating costs. These initiatives began in 2003 and will continue in earnest in 2004 as higher bitumen feed rates are received from the Mine.

Our third party partners provided pipeline and cogeneration operations that fully met our requirements and contributed to our successful start-up. Minor equipment issues with pump station valves and a heat recovery steam generator were resolved effectively.

Overall, 2003 was a year of significant achievements in starting up a world-class project, aggressively increasing production towards design targets, and establishing a base for continued improvements, de-bottlenecking and expansion opportunities.


MARKETING

Western has established a marketing department comprised of four individuals who are responsible for marketing Western's share of synthetic crude oil products. Two-thirds of our bitumen products, together with feedstocks and blendstocks are upgraded into synthetic crude oil - our Premium Albian Synthetic (PAS) and Albian Heavy Synthetic (AHS) crude products. We take our 20% share of these products in kind and market them directly to refineries within North America. In addition to marketing our proprietary crude oil products, we have also been actively marketing and brokering displaced and third party volumes. The remaining one-third of our production is comprised of LMHVGO (light, medium and heavy vacuum gas oil) which is sold under a long-term supply agreement.

Our primary marketing objective in 2003 was to establish market outlets and transportation avenues to ensure that we never curtailed production. Other key objectives were to establish Western's profile as an independent full-service marketer of crude oil and to gain market acceptance for two new crude oil products; PAS and AHS. In 2003 we achieved all of these objectives.

We adopted an aggressive strategy to introduce our two new synthetic crude products to customers. In certain circumstances this included marketing and brokering displaced volumes from these customers to other third parties. This innovative approach allowed refiners to assess these new crude types without having to disrupt their normal supply arrangements. It also allowed us to honour our commitments throughout the ramp-up period. Through these third party opportunities and our ongoing marketing efforts, we have become an active shipper on most major crude oil trunkline systems, further enhancing Western's status as a reliable full-service marketer of crude. As a result, we succeeded in moving all of our production volumes into the traditional North American markets.

As customers processed and evaluated our PAS and AHS, they recognized the inherent value in Western's crude streams. While our upgrading provides synthetic crude oil with superior qualities for processing, our products also lend themselves to blending and customizing and this flexibility may lead to significant improvements in refinery efficiencies for our customers. This is the next step in meeting and exceeding continual changes in customer requirements.

As we move into 2004 we continue to forge new customer relationships and build on the competitive advantages that have set us apart from other marketers. Western's role as we continue to grow will be to respond to the continuing changes in our customers' long-term crude oil requirements. Through our existing and expanded infrastructure, we will support our customers by producing and blending customized crude streams that are uniquely tailored to their operations. These streams will be shipped via a dedicated pipeline to the Edmonton terminals and to the customer in segregated batches to maintain quality and ensure the integrity of our product.

The broad market penetration achieved this year has given us a wide customer base to position ourselves for the next phases of our growth, from Western's current year average production of approximately 23,600 barrels per day to the projected 105,000 barrels per day of bitumen to be produced at the Mine in the next decade. Our de-bottlenecking initiatives commencing in 2004 will give our customers access to increasing production volumes in the near-term, while proposed expansion projects will provide access to secure long-term supplies and may yield new and different types of crude.


REVENUE

Western earned $281.1 million in crude oil sales revenue in 2003, including $226.2 million from our share of synthetic crude oil from the Upgrader, at an average realized price of $32.81 per barrel. This includes our risk management activities which reduced revenue by $8.2 million and reduced the average realized price by $1.20 per barrel. The Edmonton PAR benchmark averaged $40.92 per barrel over the seven months of commercial operations, resulting in an average synthetic crude oil quality differential of $6.91 per barrel for Western. This reflects a greater discount from Edmonton PAR than our long-term target of $1.75 to $2.75 per barrel, mainly due to wider than anticipated heavy oil price differentials and higher ratios of heavy synthetic product in the overall sales mix during start-up. Our price realizations relative to Edmonton PAR are expected to improve as our operations stabilize, our products become more established in the marketplace and various Upgrader optimization initiatives are undertaken. Differentials in 2004 should improve compared with 2003 but are still expected to be wider than our long-term target.

Western generated net revenue of $163.5 million, after considering the impact of purchased feedstocks and transportation costs downstream of Edmonton. Feedstocks are crude products introduced at the Upgrader. Some are introduced into the hydrocracking/hydrotreating process and some are used as blendstock to create various qualities of synthetic crude oil products. The cost of these feedstocks is dependent upon world oil markets and the spread between heavy and light crude oil prices.



WESTERN OIL SANDS  - MD&A               4

NET REVENUE
    (thousands, except as indicated)                                      2003
--------------------------------------------------------------------------------
Revenue
    Oil Sands                                                    $     226,154
    Marketing                                                           54,512
    Transportation                                                         427
--------------------------------------------------------------------------------
    Total Revenue                                                      281,093
PURCHASED FEEDSTOCKS AND TRANSPORTATION
    Oil Sands                                                           62,437
    Marketing                                                           54,412
    Transportation                                                         731
--------------------------------------------------------------------------------
    Total Purchased Feedstocks and Transportation                      117,580
NET REVENUE
    Oil Sands                                                          163,717
    Marketing                                                              100
    Transportation                                                        (304)
--------------------------------------------------------------------------------
    Total Net Revenue                                            $     163,513
Synthetic Crude Sales (bbls/d)                                          32,207
Crude Oil Sales Price ($/bbl)                                    $       32.81
--------------------------------------------------------------------------------


OPERATING COSTS

Our share of Project operating costs totaled $106.8 million for the seven month period in 2003. Included are the costs associated with removing overburden at the Mine and the costs of transporting bitumen from the Mine to the Upgrader. This equates to unit operating costs of $21.16 per barrel for the seven month operating period based on an average production rate of approximately 118,000 barrels per day (23,600 barrels per day net to Western). We expect to see a significant decline in these unit costs as production volumes grow and stabilize and as the various equipment and operational challenges associated with ramp-up are resolved. Cost reduction initiatives for 2004 are focusing on heat exchanger performance, settler mechanical reliability, ore preparation plant issues, energy efficiency improvements, wear and solvent recovery.


OPERATING COSTS
                                                                         2003
--------------------------------------------------------------------------------
$ Millions                                                              106.8
$/bbl                                                                   21.16
--------------------------------------------------------------------------------

The cost of producing synthetic crude oil from oil sands is perceived as being higher than the cost to produce oil from conventional sources. However, when one considers the total cost of production, including finding and development costs, operating costs, royalties, depletion and taxation, oil sands are very competitive. Operating costs for oil sands operations typically decline over time as the technological and engineering challenges are addressed and resolved. This is already occurring for our Project and we expect to see a continued reduction in operating costs over the next couple of years. Given our state of the art technology and what we assess as a superior ore body, we believe we can be one of the lowest cost producers of synthetic crude.

All greenfield resource projects are unique. Unlike expansions that draw from operating experience, the AOSP is a technological extension of the past 30 years of industry's oil sands operating experience and development. As such, many assumptions were made relating to ore grade, grain structure and distribution, wear, flow velocities, settling rates, and heating and cooling rates in the detailed design stages of the project. As operations began, these assumptions were tested and modified and will have an impact on costs until corrected. Modification and optimization will be the focus in 2004 as we move toward our objective of being one of the lowest cost operators in the sector. Part of our cost improvement will come from the benefits inherent in increased throughput above design levels that we expect to achieve through our de-bottlenecking program, now underway. Other improvements in cost will come from energy efficiencies, which were recognized opportunities in 2003 and are now being pursued in earnest in 2004.


ROYALTIES

Royalties were triggered with the start of production and totaled $1.2 million or $0.23 per barrel of bitumen produced in 2003. Initially, royalties are calculated at one per cent of the gross revenue from the bitumen produced (based on its deemed value prior to upgrading) until we recover all capital costs associated with the Muskeg River Mine and Extraction Plant, together with a return on capital equal to the Government of Canada federal long-term bond rate. After full capital cost recovery, the royalty is calculated as the greater of one per cent of the gross revenue on the bitumen produced and 25 per cent of the net revenue on the bitumen produced. We estimate that payout will not be achieved for several years, after which we will be paying royalties at the higher rates. The timing of this will depend in part on the prices we receive for our production as well any additional capital costs incurred through expansion activities, which would have the effect of deferring this royalty horizon.


WESTERN OIL SANDS  - MD&A               5

RESERVES

Gilbert Laustsen Jung Associates Ltd. (GLJ), an independent engineering firm located in Calgary, evaluates our reserves. The following table summarizes the Project reserves and our share of those reserves as at December 31, 2003, based on GLJ's forecast of escalating prices and costs:

RESERVES SUMMARY

                                GROSS        OWNERSHIP
                               PROJECT       INTEREST        NET AFTER          PRESENT VALUES OF ESTIMATED FUTURE
                              RESERVES       RESERVES         ROYALTY            NET CASH FLOW BEFORE INCOME TAXES
                              (MMbbls)       (MMbbls)        (MMbbls)        0%          10%          15%            20%
------------------------------------------------------------------------------------------------------------------------
                                                                                            ($ millions)
Proved                          1,071             214             196      2,522       1,242          971            798
Probable                          485              97              83      1,518         363          221            151
------------------------------------------------------------------------------------------------------------------------
Proved Plus Probable            1,556             311             279      4,040       1,605        1,192            949
------------------------------------------------------------------------------------------------------------------------

RESERVES RECONCILIATION

                                                                                                               PROVED PLUS
                                                                                              PROVED             PROBABLE
                                                                                             (MMbbls)            (MMbbls)
--------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                                                              222.0              336.0
Production (1)                                                                                 (5.2)              (5.2)
Revisions                                                                                      (2.8)             (19.8)
==========================================================================================================================
December 31, 2003                                                                              214.0              311.0
==========================================================================================================================

(1) UPGRADED BITUMEN PRODUCTION, WHICH IS DRY BITUMEN, UPLIFTED BY 3.0 PER CENT FOR HYDROCRACKING/HYDROTREATING.

This analysis by GLJ includes only those reserves to the west of the Muskeg River on Lease 13 to be mined by the Joint Venture. These reserves will provide a reserve life of approximately 27 years based on anticipated bitumen production rates of 155,000 barrels per day (our share is 31,000 barrels per day).
The following table outlines the potential undeveloped resources available on the remainder of Lease 13 and on three nearby oil sands leases owned by Shell, namely Leases 88, 89 and 90. In so far as we undertake to participate in the expansion opportunities, development of these resources will provide for substantial growth in our proved and probable reserve base at that time.

POTENTIAL RESOURCES

                                                                               TOTAL RESOURCES         WESTERN'S SHARE
                                                                                      (MMbbls)                (MMbbls)
--------------------------------------------------------------------------------------------------------------------------
Remainder of Lease 13 and Lease 90                                                       3,200                     640
Leases 88 and 89                                                                         3,900                     780
==========================================================================================================================
Total                                                                                    7,100                   1,420
==========================================================================================================================




CORPORATE RESULTS

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $6.5 million in 2003 or $1.29 per barrel (2002 - $5.7 million). This year-over-year increase reflects additional personnel as the Project entered the operating phase. As well, our early adoption of the policy to expense stock options as a compensation expense in 2003 added $0.3 million to administrative expenses.

INSURANCE EXPENSES

Insurance expenses were $1.7 million in 2003 (2002 - $0.01 million). During the fourth quarter of 2003, Western established US$500 million of Property and Business Interruption Insurance coverage and Liability Insurance coverage of US$100 million. The annual premium for these policies is approximately $9.0 million. At December 31, 2003, we had incurred $7.7 million in respect of these policies, of which $1.4 million had been expensed in the year and $6.3 million remained in prepaid expenses. The remainder of the insurance expense for 2003 represents director and officer liability insurance and other general office insurance.



WESTERN OIL SANDS  - MD&A               6

INTEREST EXPENSE

During 2003 we incurred $60.5 million in interest charges on our debt obligations (2002 - $48.1 million) and $1.4 million on the capital lease obligations. These obligations included US$450 million in Senior Secured Notes, a $100 million Senior Credit Facility and a $240 million Revolving Credit Facility. Interest charges in the amount of $23.5 million incurred prior to commercial production on June 1, were capitalized and will be amortized over the life of the Project's reserves. Interest costs of $38.4 million were expensed over the seven month operating period. The following table summarizes our interest expense and average cost of debt for the past two fiscal years.

INTEREST AND LONG-TERM DEBT FINANCING
     (thousands, except as indicated)                        2003          2002
--------------------------------------------------------------------------------
INTEREST EXPENSE
Interest Expense on Long-term Debt (1)                  $  60,522     $  48,126
Less: Capitalized Interest                                (23,479)      (48,126)
--------------------------------------------------------------------------------
Net Interest Expense on Long-term Debt                     37,043            --
--------------------------------------------------------------------------------
Interest on Obligations under Capital Lease                 1,386            --
--------------------------------------------------------------------------------
Net Interest Expense                                    $  38,429     $      --
--------------------------------------------------------------------------------
LONG-TERM DEBT FINANCING
US$450 Million Senior Secured Notes (2)                 $ 581,580     $ 710,820
Revolving and Senior Credit Facilities (1)                279,000        65,000
--------------------------------------------------------------------------------
Total Long-term Debt                                    $ 860,580     $ 775,820
--------------------------------------------------------------------------------
Average Long-term Debt Level                            $ 818,200     $ 527,651
Average Cost of Long-term Debt                              7.40%         9.12%
--------------------------------------------------------------------------------

(1) INCLUDES $88 MILLION IN CONVERTIBLE NOTES THAT WERE REPAID AND REFINANCED OCTOBER 24, 2003 WITH THE $240 MILLION REVOLVING CREDIT FACILITY, DESCRIBED IN NOTE 7(C) OF THE CONSOLIDATED FINANCIAL STATEMENTS. ACCORDINGLY INTEREST HAS ONLY BEEN INCLUDED SINCE OCTOBER 24, 2003 IN RESPECT OF THIS AMOUNT, AS INTEREST ON THE CONVERTIBLE NOTES WAS PREVIOUSLY CHARGED DIRECTLY TO THE DEFICIT AS DESCRIBED IN NOTE 2(I) OF THE CONSOLIDATED FINANCIAL STATEMENTS.

(2) UNDER CANADIAN GAAP, THE SENIOR SECURED NOTES ARE RECORDED IN CANADIAN DOLLARS AT EXCHANGE RATES IN EFFECT AT EACH BALANCE SHEET DATE. UNREALIZED FOREIGN EXCHANGE GAINS OR LOSSES ARE THEN INCLUDED ON THE CONSOLIDATED STATEMENT OF OPERATIONS. PRIOR TO JUNE 1, 2003 ALL FOREIGN EXCHANGE GAINS OR LOSSES WERE CAPITALIZED AS PART OF THE FINANCING COSTS OF THE PROJECT.

DEPRECIATION, DEPLETION & AMORTIZATION

In 2003, we recorded $27.5 million as depreciation, depletion and amortization expense. Depletion is calculated on a unit of production basis for our share of Project capital costs while previously deferred financing charges are amortized on a straight-line basis over the remaining life of the debt facilities. Depletion and amortization have only been recorded since June 1, 2003, the date commercial operations commenced.

DEPRECIATION, DEPLETION & AMORTIZATION

(thousands) $/bbl
--------------------------------------------------------------------------------
Depreciation and Depletion                              $   19,994     $   3.96
Amortization                                                 7,537         1.49
--------------------------------------------------------------------------------
Total Depreciation, Depletion and Amortization          $   27,531     $   5.45
================================================================================


FOREIGN EXCHANGE

While the oil and gas industry benefited in 2003 from sustained high commodity prices, this was tempered by a strengthening Canadian dollar that moved from US$0.63 to US$0.77 during the year. For Western, the foreign exchange impact on revenues was somewhat offset by lower interest costs on our US dollar denominated Senior Secured Notes and a reduced liability (as measured in Canadian dollars) associated with this debt. In 2003 we recorded an unrealized foreign exchange gain of $129.3 million relating to the conversion of the US denominated Senior Secured Notes into Canadian dollars. We capitalized $94.0 million of this foreign exchange gain and the remaining $35.3 million was recognized as income for the period, in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

INCOME TAXES

Western has sizeable tax pools totaling $1.5 billion that have been accumulated over the past three years mainly through our 20 per cent share of construction costs for the Muskeg River Mine and Extraction Plant and the Scotford Upgrader. These tax pools will be used to offset future taxable income and extend the time horizon until we must pay cash taxes.

For the year ended December 31, 2003 we recognized a future income tax asset of $6.3 million compared to a future income tax liability at December 31, 2002 of $0.5 million. This asset is comprised mainly of non-capital loss carry forwards, net of the future income tax effect of the book values of assets in excess of tax values and of the unrealized foreign exchange gains on the US$450 million Senior Secured Notes.


WESTERN OIL SANDS  - MD&A               7

During 2003 we expensed $3.1 million (2002 - $2.9 million) with respect to the Large Corporations Tax. This was offset by a future income tax recovery of $4.3 million arising from the potential future benefit of the loss carry forwards.

TAX POOLS
   December 31 (thousands)                                          2003              2002
--------------------------------------------------------------------------------------------
Canadian Exploration Expense                               $     123,178     $      45,214
Canadian Development Expense                                      15,993            15,993
Canadian Exploration and Development Overhead Expense              2,677             2,704
Cumulative Eligible Capital                                        4,114             4,039
Capital Cost Allowance                                            25,661            25,632
Accelerated Capital Cost Allowance                             1,180,940         1,031,616
--------------------------------------------------------------------------------------------
Total Depreciable Tax Pools                                $   1,352,563     $   1,125,198
Loss Carry Forwards                                              129,340            45,274
Financing and Share Issue Costs                                   25,239            34,875
--------------------------------------------------------------------------------------------
Total Tax Pools                                            $   1,507,142     $   1,205,347
--------------------------------------------------------------------------------------------


NET EARNINGS

The following table provides the reconciliation between Net Earnings (Loss) Attributable to Common Shareholders, Cash Flow from Operations (before changes in non-cash working capital) and EBITDA:

   December 31 (thousands)                                    2003        2002        2001
--------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS   $ 15,003    $(10,286)   $ (7,015)
Add (Deduct):
   Depreciation, Depletion and Amortization                 27,531         192         170
   Accretion on Asset Retirement Obligation                    471          --          --
   Stock-based Compensation                                    278          --          --
   Write-off of Deferred Charges                                --      22,759          --
   Foreign Exchange Gain                                   (35,280)         --          --
   Future Income Tax Recovery                               (4,330)    (22,551)         --
   Charge for Convertible Notes                              2,130       1,283          --
--------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS, BEFORE
   CHANGES IN NON-CASH WORKING CAPITAL                    $  5,803    $ (8,603)   $ (6,845)
Add (Deduct):
   Interest                                                 38,429          --          --
   Stock Based Compensation                                   (278)         --          --
   Realized Foreign Exchange Loss                              304          --          --
   Large Corporations Tax                                    3,079       2,905       1,535
--------------------------------------------------------------------------------------------
EBITDA                                                    $ 47,337    $ (5,698)   $ (5,310)
--------------------------------------------------------------------------------------------
PLEASE REFER TO PAGE 38 FOR A DISCUSSION OF NON-GAAP FINANCIAL MEASURES.

Our net earnings attributable to common shareholders totaled $15.0 million ($0.30 per share) in 2003 including the seven months of commercial operations. This compares to a net loss attributable to common shareholders of $10.3 million ($0.21 per share) in 2002 prior to operational start-up. Earnings for the 2003 period reflect $35.3 million ($29.1 million net of tax) of unrealized foreign exchange gains on our US$450 million Senior Secured Notes and a future income tax recovery of $4.3 million. Earnings before interest, taxes, depreciation, depletion and amortization, and foreign exchange gains were $47.3 million, again including only seven months of commercial operations. Cash flow from operations for 2003 before changes in non-cash working capital was $5.8 million ($0.12 per share) after $38.4 million in interest charges and $3.1 million in Canadian Large Corporations Tax. We anticipate that in 2004, with a full year of commercial operations, EBITDA and cash flow from operations will improve as production volumes stabilize and reach design capacity, synthetic crude sales increase and operating costs improve.


WESTERN OIL SANDS  - MD&A               8

QUARTERLY INFORMATION

The following table summarizes key financial information on a quarterly basis for the last two fiscal years.

QUARTERLY INFORMATION
  (millions, except per share amounts)       Q1          Q2          Q3          Q4       Total
------------------------------------------------------------------------------------------------
2003
Revenue                              $       --  $     24.9  $    122.5  $    133.7  $    281.1
Capital Expenditures, Net                 112.2        25.3         3.3         7.7       148.5
Long-term Debt                            757.2       780.9       852.7       860.6       860.6
Cash Flow from Operations (1)              (2.2)       (5.0)        9.6         3.4         5.8
Cash Flow per Share (2)(5)                (0.04)      (0.10)       0.19        0.07        0.12
Earnings (Loss) Attributable
    to Common Shareholders (3)(4)         (2.4)        1.3        (1.5)       17.6        15.0
Earnings (Loss) per Share
    Basic (3)                             (0.05)       0.03       (0.03)       0.35        0.30
    Diluted (3)                           (0.05)       0.02       (0.03)       0.35        0.29
------------------------------------------------------------------------------------------------
2002
Revenue                              $       --  $       --  $       --  $       --  $       --
Capital Expenditures, Net                 110.0       133.2       145.3       139.0       527.5
Long-term Debt                            418.5       683.4       713.6       775.8       775.8
Cash Flow from Operations (1)              (1.7)       (1.9)       (1.8)       (3.2)       (8.6)
Cash Flow per Share (2)(5)                (0.03)      (0.04)      (0.04)      (0.07)      (0.18)
Earnings (Loss) Attributable
    to Common Shareholders                 (1.8)      (24.7)       (1.8)       18.0       (10.3)
Earnings (Loss) per Share,
    Basic and Diluted                      0.04       (0.51)      (0.04)       0.38       (0.21)
------------------------------------------------------------------------------------------------

(1) CASH FLOW FROM OPERATIONS IS EXPRESSED BEFORE CHANGES IN NON-CASH WORKING CAPITAL.

(2) CASH FLOW PER SHARE IS CALCULATED AS CASH FLOW FROM OPERATIONS DIVIDED BY WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC.

(3) RESTATED FROM QUARTERLY RELEASES TO REFLECT CHANGES IN ACCOUNTING POLICIES REGARDING ASSET RETIREMENT OBLIGATIONS AND STOCK-BASED COMPENSATION ADOPTED IN THE FOURTH QUARTER.

(4) INCLUDES UNREALIZED FOREIGN EXCHANGE GAINS ON US$450 MILLION SENIOR SECURED NOTES (Q2 - $7.0 MILLION, Q3 - $2.0 MILLION, Q4 - $26.3 MILLION).

(5)  PLEASE REFER TO PAGE 38 FOR A DISCUSSION OF NON-GAAP FINANCIAL MEASURES.

FINANCIAL POSITION

Over the past three years, one of our primary objectives has been to fund our share of construction costs and to ensure that the timing of proceeds from financings coincides with the funding requirements for the Project. We have consciously structured our financing activities to maximize the value for our shareholders by minimizing the amount of equity issued and to issue equity at successively higher prices. Now that we have achieved start-up, our primary objective is to ensure sufficient working capital exists to fund our operations and looking forward, to ensure we have sufficient resources to enable Western to participate in expansion projects or other investment opportunities that may arise.

DEBT FINANCING

In 2003, we maintained our US$450 million of Senior Secured Notes along with a $100 million senior credit facility held with a syndicate of chartered banks; $75 million of which was to be used primarily to fund the first year's debt service of the Senior Secured Notes as well as construction completion costs, while the remaining $25 million was for working capital and letter of credit requirements. At December 31, 2003, $91.0 million (2002 - $45.0 million) had been drawn under this facility, with letters of credit issued in the amount of $7.1 million (2002 - $15.4 million).

The main change in debt financing in 2003 was establishing a long-term working capital facility to sustain us through operations. To this end, a $50 million Revolving Facility established in November of 2002 was increased in tranches over the year. In January, the facility expanded to $75 million with the addition of another bank to the syndicate, followed by a further increase in May to $110 million with the same banking syndicate. In October, a new $240 million Revolving Credit Facility was established, refinancing the Revolving Facility and providing for the repayment of the $88 million in Convertible Notes. At year-end, $188 million was drawn and outstanding against the new Revolving Credit Facility compared with $20 million drawn on the Revolving Facility at December 31, 2002.


WESTERN OIL SANDS  - MD&A               9

EQUITY FINANCING
In February 2003, we issued 2,050,000 Common Shares at a price of $24.50 per share for gross proceeds of approximately $50.2 million. The Common Shares were offered to the public on a bought-deal basis through a syndicate of Canadian underwriters. This offering was required as a direct result of not having received any of the insurance proceeds from our $200 million Cost Overrun Insurance Policy. Net proceeds from the issue were used to fund remaining costs for the Project and related expenses, for general corporate purposes and to reduce some of our short-term borrowings.

EQUITY CAPITAL
    At December 31                                                         2003
Issued and Outstanding:
    Common Shares                                                    49,956,271
    Class D Preferred Shares, Series A                                  666,667
--------------------------------------------------------------------------------
                                                                     50,622,938
Outstanding:
    Class A Warrants                                                    494,224
    Stock Options                                                     1,344,700
--------------------------------------------------------------------------------
    Fully Diluted Number of Shares                                   52,461,862
--------------------------------------------------------------------------------


The share performance graph (shown below) compares the yearly change in the cumulative total shareholder return of a $100 investment made on December 31, 2000 in the Corporation's Common Shares with the cumulative total return of the S&P/TSX Composite Total Return Index and the TSX Oil and Gas Producers Total Return Index assuming the reinvestment of dividends, where applicable, for the comparable period. Western has significantly outperformed both indices since the Company's inception.

CAPITAL EXPENDITURES

Construction activities have been conducted under a Joint Venture agreement whereby we participate in the operations of the Project to our 20 per cent working interest and are responsible for our respective share of the costs. Our net capital expenditures totaled $148.5 million in 2003 and included: $122.6 million of project related expenditures; $22.9 million of direct capitalized finance costs; and $3.0 million in other assets. Included in the project related expenditures were $41.0 million for our share of construction costs and sustaining capital for the Project; $29.9 million of capital repairs for the January fire and freeze damages, net of insurance recoveries; $49.5 million of net capitalized pre-operating costs for the Project; and $2.2 million of diluent purchases.

As a result of fluctuations in the exchange rate of US to Canadian dollars between January 1, 2003 and May 30, 2003, we capitalized an unrealized foreign exchange gain on our US denominated Notes of $94.0 million. As of December 31, 2003, a net cumulative unrealized foreign exchange gain of $92.0 million had been capitalized as finance costs during the pre-commercial operations period.

We capitalized a further $2.6 million in 2003 related to our share of the costs for construction of the Hydrogen Manufacturing Unit ("HMU"), down from $15.7 million in 2002. The HMU costs are being financed through a capital lease.

CAPITAL ASSETS
                                                                                                                    SINCE
   (MILLIONS)                                 2003         2002         2001          2000           1999       INCEPTION
--------------------------------------------------------------------------------------------------------------------------
Project Expenditures (2)                 $   122.6    $   464.6    $   422.1      $  184.7       $    9.4     $   1,203.4
Capitalized Finance Costs                     22.9         53.0          9.5           6.4             --            91.8
Entry Fee                                       --         (0.4)         1.2            --           34.2            35.0
Shell Interest (1)                              --          2.7           --            --             --             2.7
Other Assets                                   3.0          7.6          0.8           1.0            3.1            15.5
--------------------------------------------------------------------------------------------------------------------------
Net Cash Expenditures (2)                    148.5        527.5        433.6         192.1           46.7         1,348.4
Non-Cash Capitalized Costs:
   Shell Fees and Interest (1)                  --           --          6.4           7.3           40.0            53.7
   HMU                                         2.6         15.7         17.8          17.3             --            53.4
   Other                                       2.5           --           --            --             --             2.5
   Unrealized Foreign Exchange (Gain) Loss   (94.0)         2.0           --            --             --           (92.0)
   Asset Retirement Obligation                 6.7           --           --            --             --             6.7
   Other Assets                                 --           --           --            --            1.1             1.1
--------------------------------------------------------------------------------------------------------------------------
Total                                    $    66.3    $   545.2    $   457.8      $  216.7       $   87.8     $   1,373.8
--------------------------------------------------------------------------------------------------------------------------

(1) SHELL FEES AND ACCRUED INTEREST LIABILITY WERE PAID IN FULL IN APRIL 2002 FROM THE PROCEEDS OF THE SENIOR SECURED NOTES OFFERING.

(2) NET OF $9.7 MILLION OF INSURANCE RECOVERIES RELATED TO THE FIRE AND FREEZE DAMAGE REPAIRS.

ANALYSIS OF CASH RESOURCES


WESTERN OIL SANDS  - MD&A               10

Our cash balances decreased by $10.6 million during 2003, from $14.4 million at December 31, 2002 to $3.8 million at December 31, 2003. Cash inflows included:
$126 million of long-term debt issued during the year (net of repayments and refinancings); $49.5 million of net equity raised; $9.7 million of insurance proceeds; and net operating cash flow of $5.8 million. Cash outflows included: gross capital expenditures of $158.2 million; a working capital increase of $38.3 million; debt issue costs and deferred charges of $1.0 million; a charge for Convertible Notes of $3.6 million; and repayment of other long-term liabilities of $0.5 million throughout the year.

For the most part, since June 1, 2003, cash flow from operations has funded our operational activities with debt and equity capital used to fund project expenditures and related working capital during construction. Capital expenditures are expected to be lower in 2004 as we are now in operations. Western anticipates spending approximately $46 million on capital activities throughout 2004. This includes: $10 million for de-bottlenecking activities; $14 million for AOSP project capital; $9 million for sustaining capital; $9 million for the Muskeg River Mine Expansion; and the remaining $4 million for other corporate purposes.


CONTRACTUAL OBLIGATIONS AND COMMITMENTS

We have assumed various contractual obligation and commitments in the normal course of our operations. Summarized below are significant financial obligations that are known as of February 18, 2004, and which represent future cash payments that we are required to make under existing contractual agreements that we have entered into either directly, or as a partner in the Joint Venture.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
                                                          PAYMENTS DUE BY PERIOD
                                         <1 YEAR    1-3 YEARS    4-5 YEARS  AFTER 5 YEARS      TOTAL
-----------------------------------------------------------------------------------------------------
US$450 Million Senior Secured Notes   $       --   $       --   $       --   $  581,580   $  581,580
Senior Credit Facility                        --       91,000           --           --       91,000
Revolving Credit Facility (1)                 --           --           --      188,000      188,000
Obligations Under Capital Lease            1,340        1,340        1,340       48,930       52,950
Obligations Under Operating Lease          2,380        8,900       13,140       26,340       50,760
Feedstock and Transportation              71,581      154,017       98,282      305,600      629,480
Electrical and Thermal Energy             21,102       41,801       42,180      307,709      412,792
-----------------------------------------------------------------------------------------------------
Total Contractual Obligations         $   96,403   $  297,058   $  154,942   $1,458,159   $2,006,562
-----------------------------------------------------------------------------------------------------

(1) THE REVOLVING CREDIT FACILITY IS A 364-DAY EXTENDIBLE FACILITY THAT INCORPORATES A TWO YEAR TERM-OUT. MANAGEMENT CONSIDERS THIS TO BE PART OF OUR LONG-TERM CAPITAL STRUCTURE.

(2) IN ADDITION, WE HAVE AN OBLIGATION TO FUND WESTERN'S SHARE OF THE PROJECT'S PENSION FUND AND HAVE MADE COMMITMENTS RELATED TO OUR RISK MANAGEMENT
     PROGRAM: SEE NOTES 15 AND 16, RESPECTIVELY, OF THE CONSOLIDATED FINANCIAL STATEMENTS.

INSURANCE CLAIMS

Arbitration proceedings have been initiated to resolve the disputes with insurers surrounding the claims for payment pursuant to our Cost Overrun and Project Delay Insurance Policy. We have filed insurance claims for the full limit of the policy, being $200 million, and will also be seeking interest and other damages. The arbitration panel has now been constituted and we anticipate proceedings will commence shortly. In order to preserve Western's rights with regard to the policy, we have filed a Statement of Claim in the Court of Queen's Bench of Alberta against such parties in an amount exceeding $200 million. Aggravated and punitive damages totaling $650 million have also been claimed against the insurers. The Statement of Claim will only be served on the defendants and pursued in the courts in the event that resolution procedures cannot otherwise be agreed to on a timely basis.

During the year, the Joint Venture also submitted claims under the insurance coverage provided in our Joint Venture construction policies, in respect of the fire that occurred in January 2003 at the Muskeg River Mine Extraction Plant. The Joint Venture has extensive insurance coverage in place and is seeking to recover from the insurers the full amount of the costs incurred for repairs. A total of $9.7 million has been received by Western as of December 31, 2003 for property damages. Insurers involved in the Cost Overrun and Delay Insurance dispute with Western have withheld insurance proceeds payable to Western for damages related to the January fire. With the exception of the amounts withheld, these claims have now been resolved. The Joint Venture has also filed a $500 million claim ($100 million for our share) in respect of loss of profits due to production delays from the fire.

No amounts, other than those collected at December 31, 2003, have been recognized in these statements relating to these insurance policies nor will an amount be recognized until the proceeds are received due to the uncertainty in the timing of receipt of these payments.


OUTLOOK

Our immediate focus is on continuous improvement as we look to stabilize production volumes by increasing plant availability. In 2004 we anticipate that production volumes will increase towards sustained design capacity rates and unit operating costs will improve over levels achieved in 2003. We expect to provide further guidance on unit operating costs and annual production volumes during the year, as ramp-up continues. The long-term target range for unit operating costs is $12.00 to $14.00 per barrel at Alberta gas price levels experienced in 2003 ($10.00 to $12.00 per barrel based on $4.00 per thousand cubic feet natural gas prices). Unit cash costs will be above this target in 2004 primarily due to the production ramp-up curve and additional non-recurring costs during ramp-up. Gas costs are a significant variable cost representing approximately 20 per cent of total operating cost. There has historically been a linkage between oil and gas prices that could


WESTERN OIL SANDS  - MD&A               11
provide a partial natural hedge. Our capital expenditure program in 2004 will be approximately $46 million including: $10 million for de-bottlenecking activities; $14 million for AOSP project capital; $9 million for sustaining capital; $9 million for the Muskeg River Mine Expansion; and the remaining $4 million for other corporate purposes. Excess free cash flow will be applied to reduce our credit facilities.

We are evaluating opportunities to further expand our production base through de-bottlenecking and development of the remaining oil sands leases that we have access to under the Joint Venture agreement with our Joint Venture partners. De-bottlenecking activities are being initiated in 2004 and are expected to further increase production to 180,000 barrels per day over the next two years.

The Joint Venture is developing, or has plans to develop, reserves from a total remaining resource base on Leases 13, 88, 89 and 90 estimated at 8.7 billion barrels (1.7 billion barrels for our share). We have commenced work on permitting the expansion of our existing operations at the Muskeg River Mine
(MRM). Once approvals for the MRM Expansion are received, we will move ahead with the project development phase, which will include feasibility studies and continued community dialogue. Western anticipates that the MRM Expansion may increase the production capacity of our existing facilities by up to 50 per cent. We recently received preliminary approval from a joint panel of the AEUB and the Federal Government for the Jackpine Mine - Phase 1 development of the eastern portion of Lease 13. The application is subject to 19 conditions and must now be approved by the Cabinets of both the Provincial and Federal governments. Once approvals are received, we will move ahead with the project development phase, which includes feasibility studies and continued community dialogue. This expansion project has the potential to add 200,000 barrels per day (40,000 barrels per day net to us) of bitumen production. A potential expansion to include Phase 2 of the Jackpine Mine Expansion could contribute a further 100,000 barrels per day (20,000 barrels per day net to Western). The timing and details of any expansion will be subject to the outcome of future evaluations of economics, market needs, regulatory requirements and sustainable development considerations. We are also considering the acquisition of additional oil sands leases that are or may become available in the Athabasca oil sands area.


SUSTAINABILITY

We and our Joint Venture partners in the Project are committed to carrying out operational activities in a manner that is fully compatible with the principles of sustainable development. To us, this means creating value for our shareholders while protecting the environment, managing resources, respecting and safeguarding people, benefiting communities and working with stakeholders. We at Western believe that our commitment to sustainable development and corporate responsibility is critical to sound operations and forms the foundation upon which we will build our future.

ENVIRONMENT

Environmental performance was impressive with a sulphur recovery rate exceeding the 98 per cent requirement, and only one Class 2 incident3 for the year. We have worked hard in the design of the Project to ensure environmental effects can be managed, and so that there will be no unacceptable long-term effects - upon closure and ultimate reclamation. As part of our commitment to sound environmental management, reclamation is carried out progressively and is initiated at the earliest opportunity. The raw water intake area is the most recent example of achieving successful progressive reclamation. By next summer, the site will be introducing a variety of native grasses and shrubs as well as aspen and spruce trees.

The AOSP is implementing a comprehensive greenhouse gas (GHG) management plan. The plan will focus on monitoring actual GHG emissions at both the Mine and the Upgrader, identifying and pursuing opportunities for energy efficiency and the capture of carbon dioxide, and investing in other emissions reduction activities outside of the AOSP. The GHG management plan takes into consideration both voluntary targets and the emerging regulatory framework.


SAFETY

Significant achievements were recorded in 2003 in the critical area of safety. For the Project as a whole, no employee experienced serious injury, including during the most significant incident of the year, the fire and hydrocarbon release at the Muskeg River Mine, as we recorded:

o A Lost Time Injury frequency 4 of 0.03 per 200,000 hours worked compared with the oil sands mining and extraction industry average 5 of 0.08.

o A total Recordable Injury frequency 4 of 0.90 per 200,000 hours worked compared with the the oil sands mining and extraction industry average 5 of 1.12.


COMMUNITIES

The Project continues to build on the commitments made during early consultation for the AOSP, including maximizing local benefits. In 2003, local procurement figures were $229 million to Wood Buffalo contractors, including close to $25 million to Aboriginal companies. As well, jobs created by the AOSP are filled by our neighbours whenever possible. This has resulted in 60 per cent local hire rate for the Muskeg River Mine. In the mining area we are closer to 90 per cent local hires.

Over the life of the Project, the Regional Municipality of Wood Buffalo has also benefited through community investments of over $1.5 million by the Joint Venture. This includes donations towards capital funding to build the new Technology Centre at Keyano College, and contributions toward the purchase of two medical outreach vehicles for outlying aboriginal communities.


WESTERN OIL SANDS  - MD&A               12

RISK AND SUCCESS FACTORS RELATING TO OIL SANDS

We face a number of risks that we need to manage in conducting our business affairs. The following discussion identifies some of the key areas of exposure for us and, where applicable, sets forth measures undertaken to reduce or mitigate these exposures. A complete discussion of risk factors that may impact our business is provided in our Annual Information Form.

OPERATIONAL RISKS

We are currently a single asset company, that asset being our investment in oil sands through the Project. As such, all capital expenditures are directly or indirectly related to oil sands construction and development with the majority of our operating cash flow being derived from oil sands operations.

We are subject to the operational risks inherent in the oil sands business. Any unplanned operational outage or slowdown can impact production levels, costs and financial results. Factors that could influence the likelihood of this include, but are not limited to, ramp-up difficulties, extreme weather conditions and mechanical difficulties.

We sell our share of synthetic crude oil production to refineries in North America. These sales compete with the sales of both synthetic and conventional crude oil. Other suppliers of synthetic crude oil exist and there are several additional projects being contemplated. If undertaken and completed, these projects will result in a significant increase in the supply of synthetic crude oil to the market. In addition, not all refineries are able to process or refine synthetic crude oil. There can be no assurance that sufficient market demand will exist at all times to absorb our share of the Project's synthetic crude oil production at economically viable prices.

As a partner in the AOSP, we actively participate in operational risk management programs implemented by the Joint Venture to mitigate the above risks. Our exposure to operational risks is also managed by maintaining appropriate levels of insurance. To that end, in October 2003 we established US$500 million of Property and Business Interruption Insurance as well as US$100 million of Liability Insurance to protect our ownership interest against losses or damages to the owners' facilities, to preserve our operating income and to protect against our risk of loss to third parties.

The Project depends upon successful operation of facilities owned and operated by third parties. The Joint Venture partners are party to certain agreements with third parties to provide for, among other things, the following services and utilities:

o   Pipeline transportation is provided through the Corridor Pipeline;

o Electricity and steam are provided to the Mine and the Extraction Plant from the Muskeg River cogeneration facility;

o Transportation of natural gas to the Muskeg River cogeneration facility is provided by the ATCO pipeline;

o Hydrogen is provided to the Upgrader from the HMU and Dow Chemicals Canada Inc., or Dow; and

o Electricity and steam are provided to the Upgrader from the Upgrader cogeneration facility.

All of these third party arrangements are critical for the successful operation of the Project. Disruptions in respect of these facilities could have an adverse impact on future financial results.

We may be faced with competition from other industry participants in the oil sands business. This could take the form of competition for skilled people, increased demands on the Fort McMurray infrastructure (housing, roads, schools, etc.), or higher prices for the products and services required to operate and maintain the plant.

We have significant plans for expansion and the strong working relationship the Project's management has developed with the trade unions will be an important factor in our future activities. Our relationship with our employees and provincial building trade unions is important to our future because poor productivity and work disruptions have the potential to adversely affect the Project, whether in construction or in operations.


FINANCIAL RISKS

The following table details the sensitivities of our cash flow and net earnings per share to certain relevant operating factors once the Project achieves stable production rates. The base case upon which the sensitivities are calculated assumes our share of bitumen production is 31,000 barrels per day, a constant WTI price of US$27.00 per barrel, a foreign exchange rate of US$0.75 per Canadian dollar and a constant Alberta gas cost of Cdn$5.01 per thousand cubic feet.


WESTERN OIL SANDS  - MD&A               13

SENSITIVITY ANALYSIS
                                                                             BASIC                           BASIC
                                                          CASH FLOW        CASH FLOW        EARNINGS       EARNINGS
   VARIABLE                               VARIATION     ($ millions)       PER SHARE      ($ millions)     PER SHARE
---------------------------------------------------------------------------------------------------------------------
Production                         1,000 bbls/day        $     4.44        $    0.09        $   4.82        $  0.10
Oil Prices                                US$1.00        $    15.40        $    0.30        $   9.85        $  0.19
Non-Gas Operating Costs                 $1.00/bbl        $    11.32        $    0.22        $   7.24        $  0.14
Gas Prices (2)                          $0.10/Mcf        $     0.56        $    0.01        $   0.36        $  0.01
Foreign Exchange (1)                   US/Cdn .01        $     2.40        $    0.05        $   3.52        $  0.07
---------------------------------------------------------------------------------------------------------------------

(1) EXCLUDES UNREALIZED FOREIGN EXCHANGE GAINS OR LOSSES ON LONG-TERM MONETARY ITEMS. THE IMPACT OF THE CANADIAN DOLLAR STRENGTHENING BY US$0.01 WOULD INCREASE NET EARNINGS BY $3.06 MILLION BASED ON DECEMBER 31, 2003 US DOLLAR DENOMINATED DEBT LEVELS.

(2) EACH $1.00 PER THOUSAND CUBIC FEET CHANGE IN GAS PRICE RESULTS IN A CHANGE OF $0.41 PER BARREL IN OPERATING COST.

Our financial results will be dependent upon the prevailing price of crude oil and the Canadian/US currency exchange rate. Oil prices and currency exchange rates fluctuate significantly in response to supply and demand factors beyond our control, which could have an impact on future financial results.

Any prolonged period of low oil prices could result in a decision by the Joint Venture partners to suspend or reduce production. Any such suspension or reduction of production would result in a corresponding substantial decrease in our future revenues and earnings and could expose us to significant additional expense as a result of certain long-term contracts. In addition, because natural gas comprises a substantial part of variable operating costs, any prolonged period of high natural gas prices could negatively impact our future financial results.

Our debt level and restrictive covenants will have important effects on our future operations. Our ability to make scheduled payments or to refinance our debt obligations will depend upon our financial and operating performance which in turn, will depend upon prevailing industry and general economic conditions beyond our control. There can be no assurance that our operating performance, cash flow, and capital resources will be sufficient to repay our debt and other obligations in the future.

To mitigate our exposure to these financial risks, we have established a financial risk management program in consultation with our Board of Directors.

The objective of our hedging program is to mitigate exposure to the volatility of crude oil prices, thereby stabilizing current and future cash flows from the sale of our synthetic crude products. Our strategy is to protect the base capital program and ensure funding of debt obligations by providing a stable platform of cash flow. To this end Western has entered into the following swaps:

HEDGING SUMMARY
                                                                                           UNREALIZED INCREASE
                             NOTIONAL                  HEDGE                   SWAP       (DECREASE) TO FUTURE
INSTRUMENT                    VOLUME                  PERIOD                   PRICE       REVENUE (thousands)
---------------------------------------------------------------------------------------------------------------
WTI Swaps                 20,000 bbls/d      Jan 1, 2004 to Dec 31, 2004      US$27.37        (Cdn$25,955)
WTI Swaps                 16,000 bbls/d      Jan 1, 2005 to Mar 31, 2005      US$26.17         (Cdn$3,221)
WTI Swaps                  7,000 bbls/d      Apr 1, 2005 to Dec 31, 2005      US$26.87           (Cdn$850)
---------------------------------------------------------------------------------------------------------------

We must finance our share of the Project's operating costs in the face of a volatile commodity pricing environment and ramp-up challenges. Should insufficient cash flow be generated from operations, additional financing may be required to fund capital projects and future expansion projects. If there is a business interruption, we may need additional financing to fund our activities until Business Interruption Insurance proceeds are received.

As part of our original financing plan, we established a Cost Overrun and Project Delay Insurance Policy in the amount of $200 million. This insurance policy, which took effect in March 2000 and continued through April 2004, covers certain costs, expenses and losses of revenue through the construction period arising from causes beyond our control and including: (i) costs and expenses or loss of revenues arising from a delay in achieving a guaranteed production level; (ii) costs and expenses incurred in connection with the modification, repair or replacement of equipment or material, which are directly related to achieving guaranteed production levels; (iii) escalation in Project costs beyond the budgeted Project costs, which are directly related to achieving guaranteed production levels; and (iv) debt service costs related to obligations incurred to finance any of (i), (ii) or (iii). In effect, the program provides coverage for increased costs for Western's share of the Project of up to $200 million to the extent the increased costs are incurred to meet bitumen production levels of 155,000 barrels per day as contemplated in the initial design of the Project.


ENVIRONMENTAL RISKS

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Project will be a significant producer of some greenhouse gases covered by the treaty. The Government of Canada


WESTERN OIL SANDS  - MD&A               14
has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas production. Future federal legislation, together with existing provincial emission reduction legislation, such as in Alberta's Climate Change and Emissions Management Act, may require the reduction of emissions and/or emissions intensity from the Project. The direct or indirect costs of such legislation may adversely affect the Project. There can be no assurance that future environmental approvals, laws or regulations will not adversely impact the Owners' ability to operate the Project or increase or maintain production or will not increase unit costs of production. Equipment from suppliers that can meet future emission standards or other environmental requirements may not be available on an economic basis, or at all, and other methods of reducing emissions to required levels may significantly increase operating costs or reduce output.

We will be responsible for compliance with terms and conditions set forth in the Project's environmental and regulatory approvals and all laws and regulations regarding the decommissioning and abandonment of the Project and reclamation of its lands. The costs related to these activities may be substantially higher than anticipated. It is not possible to accurately predict these costs since they will be a function of regulatory requirements at the time and the value of the equipment salvaged. In addition, to the extent we do not meet the minimum credit rating required under the Joint Venture agreement, we must establish and fund a reclamation trust fund. We currently do not hold the minimum credit rating. Even if we do hold the minimum credit rating, in the future it may be determined that it is prudent or be required by applicable laws or regulations to establish and fund one or more additional funds to provide for payment of future decommissioning, abandonment and reclamation costs. Even if we conclude that the establishment of such a fund is prudent or required, we may lack the financial resources to do so.

The Joint Venture partners have established programs to monitor and report on environmental performance including reportable incidents, spills and compliance issues. In addition, comprehensive quarterly reports are prepared covering all aspects of health, safety and sustainable development on Lease 13 and the Upgrader to ensure that the Project is in compliance with all laws and regulations and that management are accountable for performance set by the Joint Venture partners.


NON-GAAP FINANCIAL MEASURES

Western includes cash flow from operations per share and earnings before interest, taxes, depreciation, depletion and amortization, and foreign exchange gains ("EBITDA") as investors may use this information to better analyze our operating performance. We also include certain per barrel information, such as realized crude oil sales price, to provide per unit numbers that can be compared against industry benchmarks, such as the West Texas Intermediate ("WTI") benchmark. The additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

Non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that, in addition to Net Earnings (Loss) per Share and Net Earnings (Loss) Attributable to Common Shareholders (both Canadian GAAP measures), cash flow from operations per share and EBITDA provide a better basis for evaluating our operating performance, as they both exclude fluctuations on the US dollar denominated Senior Secured Notes and certain other non-cash items, such as depreciation, depletion and amortization, and future income tax recoveries. In addition, EBITDA provides a useful indicator of our ability to fund our financing costs and any future capital requirements.


CRITICAL ACCOUNTING ESTIMATES

Western's critical accounting estimates are defined as those estimates that have a significant impact on the portrayal of our financial position and operations and that require management to make judgments, assumptions and estimates in the application of Canadian GAAP. Judgments, assumptions and estimates are based on historical experience and other factors that Management believes to be reasonable under current conditions. As events occur and additional information is obtained, these judgments, assumptions and estimates may be subject to change. We believe the following are the critical accounting estimates used in the preparation of our Consolidated Financial Statements.


COMMENCEMENT OF COMMERCIAL OPERATIONS

Effective June 1, 2003, Western commenced commercial operations as determined by Management, as all aspects of the facilities became fully operational and the Project achieved 50 per cent of the stated design capacity of 155,000 barrels per day. Accordingly, we have recorded revenues and expenses relating to our share of operations for the Project from that date. Prior to June 1, 2003 all revenues, operating costs and interest were capitalized as part of the costs of the Project, and no depreciation, depletion or amortization were expensed.


CAPITAL ASSETS

Western capitalizes costs specifically related to the acquisition, exploration, development and construction of the Project. This includes interest, which is capitalized during the construction and start-up phase for each project. Depletion on the Project is provided over the life of proved and probable reserves on a unit of production basis, and commenced when the facilities were substantially complete and after commercial production had begun. Other capital assets are depreciated on a straight-line basis over their useful lives, except for lease acquisition costs and certain Mine assets, which are amortized and depreciated over the life of proved and probable reserves. Reserve estimates can have a significant impact on earnings, as they are a key component to the calculation of depletion. A downward revision in the reserve estimate would result in increased depletion and a reduction of earnings.


WESTERN OIL SANDS  - MD&A               15

Capital assets are reviewed for impairment whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated future cash flows. If an impairment is identified the assets are written down to the estimated fair market value. The calculation of these future cash flows are dependent on a number of estimates, which includes reserves, timing of production, crude oil price, operating cost estimates and foreign exchange rates. As a result future cash flows are subject to significant management judgment.


ASSET RETIREMENT OBLIGATION

Effective January 1, 2003, Western elected early adoption of the CICA 3110 "Asset Retirement Obligations". The new standard requires that we recognize an asset and a liability for any existing asset retirement obligations, which is determined by estimating the fair value of this commitment at the balance sheet date. We determine the fair value by first obtaining third party estimates for the expected timing and amount of cash flows that will be required for future dismantlement and site restoration, and then present valuing these future payments using a credit adjusted risk free rate appropriate for Western. Any change in timing or amount of the cash flows subsequent to initial recognition results in a change in the asset and liability, which then impacts the depletion on the asset and the accretion charged on the liability. Estimating the timing and amount of third party cash flows to settle this obligation is inherently difficult and is based on Management's current experience.


FUTURE INCOME TAX

We have recognized future income tax assets and liabilities at December 31, 2003. These assets and liabilities are recognized at the tax rates at which Management expects the temporary differences to reverse. Management bases this expectation on future earnings, which require estimates for reserves, timing of production, crude oil price, operating cost estimates and foreign exchange rates. As a result future earnings are subject to significant Management judgment and changes could result in the temporary differences reversing at different tax rates.


CHANGE IN ACCOUNTING POLICIES

ASSET RETIREMENT OBLIGATION

Effective January 1, 2003 Western early adopted CICA 3110 "Asset Retirement Obligations". The new standard requires that we recognize an asset and a liability for any existing asset retirement obligations, which is determined by estimating the fair value of this commitment at the balance sheet date. We determine the fair value by first obtaining third party estimates for the expected timing and amount of cash flows that will be required for future dismantlement and site restoration, and then present valuing these future payments using a credit adjusted risk free rate appropriate for Western. Any change in timing or amount of the cash flows subsequent to initial recognition results in a change in the asset and liability. Over the estimated life of the asset and liability Western recognizes depletion on the asset and accretion on the liability.


STOCK-BASED COMPENSATION PLAN

We have a stock-based compensation plan, which is described in Note 13. Effective January 1, 2002, we adopted CICA 3870 "Stock-based Compensation and Other Stock-based Payments". CICA 3870 is applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, stock appreciation rights and similar awards to be settled in cash. CICA 3870 is applied to all grants of stock options on or after January 1, 2002.

During the fourth quarter, effective for January 1, 2003, we began prospectively recognizing compensation expense for options granted under the plan in accordance with the fair value method. Under the transitional provisions in CICA 3870, we are required only to apply the fair value based method, and record compensation expense and Contributed Surplus, to awards granted, modified or settled on or after the beginning of the fiscal year, in which we adopt the fair value method for those awards. Accordingly, only awards issued from January 1, 2003 require compensation expense to be recognized in accordance with CICA 3870. Compensation expense for options granted during 2003 is determined based on the fair values at the time of grant and is recognized over the estimated vesting periods of the respective options. For options granted prior to January 1, 2003, we continue to disclose the pro forma net earnings (loss) impact of the related compensation expense. Pro forma compensation-related earnings impacts are determined on the same basis as the 2003 options.

Consideration received on the exercise of stock options granted is credited to share capital, and if related to any stock options that were granted during the year ended December 31, 2003, then an amount equal to the compensation expense recognized to that date is reclassified from Contributed Surplus to Common Shares.


1    IEA International Energy Outlook

2 Application of counter-current decantation technology to bitumen froth cleaning circuit at the extraction plant.

3 A minor effect. An incident sufficiently large to impact the environment. Single breach of statutory or prescribed limit, or single complaint. No long-term effect on the environment.

4 Calculated as the number of incidents multipled by 200,000 (100 person years) divided by the number of combined exposure hours of all direct contractors and employees.

5 Oil sands mining and extraction industry average based on the average of Shell, Syncrude and Suncor.